1

                                                     Rule 424(b)(2)
                                                     Registration No. 333-60474


PRICING SUPPLEMENT NO. 6 dated May 6, 2002
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

                          LEHMAN BROTHERS HOLDINGS INC.
                           Medium-Term Notes, Series G
                 Due Nine Months or More From the Date of Issue

CUSIP No.:                        52517P SD4

ISIN:                             US52517PSD41

Specified Currency:               US Dollars

Principal Amount:                 US$5,000,000.00

                                           Total                 Per Note
   Issue Price:                            US$5,000,000.00           100%
   Agent's Commission:                     US$        0.00             0%
                                           ---------------------   ------
   Proceeds to Lehman Brothers Holdings:   US$5,000,000.00           100%

Agent:                            Lehman Brothers Inc.

Agent's Capacity:                 [ ] As agent          [X] As principal (See
                                                        Underwriting" below.)

Trade Date:                       May 6, 2002

Original Issue Date:              May 29, 2002

Stated Maturity Date:             May 29, 2007

Amortizing Note:                  [ ] Yes               [X] No

Amortization Schedule:            Not applicable

Fixed Rate Note

Interest Rate per Annum:          9.125%, subject to "Interest Accrual"
                                  provisions,as described below.

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                                                                               2

Interest Accrual:                 Interest  will  accrue  on each  day on  which
                                  3-Month  LIBOR  for the  relevant  LIBOR
                                  Observation  Date is within the  applicable
                                  LIBOR Range.  If the value of 3-Month LIBOR
                                  (stated as a percent per annum) on the
                                  relevant LIBOR Observation Date is equal to or greater than the applicable LIBOR
                                  Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at 9.125% per annum. If, however, the value of 3-Month LIBOR is less than the applicable
                                  LIBOR Range minimum or greater than the
                                  applicable  LIBOR Range maximum on the
                                  relevant LIBOR Observation Date, then no interest will accrue on the related day.
                                  See "Risk Factors" below for certain relevant considerations.

3-Month LIBOR:                    For any LIBOR  Observation  Date,  the offered
                                  rates for deposits in U.S. dollars for a period of three months, commencing on such LIBOR Observation Date, which appears on Bridge Telerate, Inc., on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date.
                                  If 3-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the calculation agent will determine
                                  LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement for deposits in U.S.
                                  dollars for a period of three months, commencing on such LIBOR Observation Date.

LIBOR Range:                      Period                           LIBOR Range
                                  ------                           ------------
                                  May 29, 2002-Nov. 28, 2002      0.00% to 3.50%
                                  Nov. 29, 2002-May 28, 2003      0.00% to 4.00%
                                  May 29, 2003-Nov. 28, 2003      0.00% to 4.50%
                                  Nov. 29, 2003-May 28, 2004      0.00% to 5.00%
                                  May 29, 2004-Nov. 28, 2004      0.00% to 5.50%
                                  Nov. 29, 2004-May 28, 2005      0.00% to 6.00%
                                  May 29, 2005-Nov. 28, 2005      0.00% to 6.25%
                                  Nov. 29, 2005-May 28, 2006      0.00% to 6.50%
                                  May 29, 2006-Nov. 28, 2006      0.00% to 7.25%
                                  Nov. 29, 2006-Stated Maturity   0.00% to 8.00%

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                                                                               3

LIBOR Observation Date:           With respect to each LIBOR Business Day that
                                  does not occur during the LIBOR  Suspension
                                  Period,  that LIBOR  Business Day. With
                                  respect to each day that is not a LIBOR
                                  Business Day not occurring during the LIBOR
                                  Suspension  Period, the last preceding LIBOR
                                  Business Day. With respect to each day
                                  occurring  during the LIBOR Suspension
                                  Period, the LIBOR Observation Date will be the last LIBOR Business Day preceding the first day of such LIBOR Suspension Period.

LIBOR Suspension Period:          The period beginning on the fifth New York
                                  Business Day prior to but excluding each Interest Payment Date (including the Stated
                                  Maturity Date).

LIBOR Business Day:               Any day that is a day on which  dealings in
                                  deposits in U.S. dollars are transacted in the London interbank market.

New York Business Day:            Any day that is not a  Saturday or Sunday and
                                  that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:             Interest will be computed on the basis of the
                                  actual number of days in the year and the actual number of days elapsed.

Interest Payment Dates:           Each February 28, May 29, August 29 and
                                  November 29, commencing on August 29, 2002.

"Accrue to Pay":                  [ ] Yes               [X] No

Interest Rate Calculation Agent:  Citibank, N.A.

Optional Redemption:              The Notes may be redeemed prior to Stated
                                  Maturity at the option of Lehman Brothers
                                  Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on November 29, 2002. Notice of redemption will be given not less than five
                                  New York Business Days prior to the
                                  redemption date.


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                                                                               4

Optional Repayment:               The holder of the Note may not elect
                                  repayment of the Note by Lehman  Brothers
                                  Holdings prior to Stated Maturity.

Extension of Maturity:            Lehman Brothers Holdings may not extend the
                                  Stated Maturity Date of the Note.

Form of Note:                     [X] Book-entry only (global)  [ ] Certificated

Depository:                       The Depository Trust Company

Authorized Denominations:         $1,000 or any larger whole multiple

Issuer Rating:                    Long-term  senior  unsecured debt of Lehman
                                  Brothers Holdings is currently rated A by Standard & Poor's and A2 by Moody's Investors
                                  Service.


                                  Risk Factors

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 3-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum or exceed the LIBOR Range maximum on one or more LIBOR Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 3-Month LIBOR, the method of calculating 3-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 3-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 3-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


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                                                                               5

Historical Levels of 3-Month LIBOR

Hypothetical LIBOR
Observation Date                    3-Month LIBOR

February 28, 1990                   8.250%
May 29, 1990                        8.438
August 29, 1990                     8.188
November 29, 1990                   8.500
February 28, 1991                   6.875
May 29, 1991                        6.062
August 29, 1991                     5.750
November 29, 1991                   5.000
February 28, 1992                   4.250
May 29, 1992                        4.062
August 29, 1992                     3.500
November 29, 1992                   3.938
February 28, 1993                   3.250
May 29, 1993                        3.375
August 29, 1993                     3.250
November 29, 1993                   3.500
February 28, 1994                   3.750
May 29, 1994                        4.625
August 29, 1994                     5.000
November 29, 1994                   6.188
February 28, 1995                   6.250
May 29, 1995                        6.062
August 29, 1995                     5.875
November 29, 1995                   5.875
February 28, 1996                   5.250
May 29, 1996                        5.500
August 29, 1996                     5.531
November 29, 1996                   5.500
February 28, 1997                   5.531
May 29, 1997                        5.812
August 29, 1997                     5.719
November 29, 1997                   5.875
February 28, 1998                   5.680
May 29, 1998                        5.688
August 29, 1998                     5.625
November 29, 1998                   5.261
February 28, 1999                   5.026
May 29, 1999                        5.066
August 29, 1999                     5.502
November 29, 1999                   6.110
February 28, 2000                   6.101
May 29, 2000                        6.826
August 29, 2000                     6.680
November 29, 2000                   6.736
February 28, 2001                   5.052
May 29, 2001                        4.000
August 29, 2001                     3.500
November 29, 2001                   2.081
February 28, 2002                   1.900




The historical experience of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes. Fluctuations in the level of 3-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


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                                                                               6
                 Certain United States Federal Tax Consequences

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain, and to some extent loss, on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Lehman Brothers Holdings has determined that the comparable yield of the Notes is an annual rate of 5.76%, compounded quarterly. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the projected payment schedule by submitting a written request for it to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                             Controller's Office
                             Lehman Brothers Holdings Inc.
                             745 Seventh Avenue
                             New York, New York 10019
                             (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.


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                                                                               7
For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax
Consequences--Debt Securities-- Consequences to United States
Holders--Contingent Payment Debt Securities" in the Prospectus.

Due to the uncertain application of certain regulatory provisions, it is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.

                            Clearance and Settlement

Each global certificate representing the Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Investors may elect to hold their beneficial interests in a global certificate through DTC, Clearstream Banking, Societe Anonyme, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in such systems, or indirectly through organizations which are participants in such system. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on DTC's books.

                                  Underwriting

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, all of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken. The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.


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                                                                               8
Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.

Lehman Brothers Holdings Inc.

By:      /s/  Thomas O'Sullivan
    --------------------------------
Name:  Thomas O'Sullivan
Title:   Authorized Officer